Filed by Great Wall Acquisition Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Great Wall Acquisition Corporation, SEC File No. 000-50550

These materials are not a substitute for the registration statement that will be filed with the Securities and Exchange Commission in connection with the transaction, or the proxy statement or information statement/prospectus or information statement to be mailed to stockholders. Investors are urged to read the proxy statement or information statement/prospectus which will contain important information about Great Wall Acquisition Corporation (“Great Wall”), ChinaCast Communication Holdings Limited (“ChinaCast”), and the proposed transaction, including detailed risk factors. The proxy statement or information statement/prospectus and other documents that will be filed by Great Wall with the Securities and Exchange Commission will be available free of charge at the SEC’s website, (http://www.sec.gov), or by directing a request when such a filing is made to Great Wall Acquisition Corporation, 660 Madison Avenue, 15th Floor, New York, New York, 10021, Attention: Richard Xue. ChinaCast is a public company listed on the on the Main Board of the Singapore Exchange Securities Trading Limited. Copies of filings made by ChinaCast with the Singapore Exchange are available on its internet web site (http://www.sgx.com.sg).

Great Wall, ChinaCast and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement or information statement/prospectus when it becomes available.

Proposed Merger with ChinaCast Communication Holdings

Great Wall Acquisition Corporation

Cautionary Statements

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward looking statements are statements that are not historical facts. Such forward-looking statements about Great Wall, ChinaCast and their combined business after completion of the proposed acquisition, based upon the current beliefs and expectations of Great Wall's and ChinaCast's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward looking statements: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which ChinaCast is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of e-learning services and content; timing, approval and market acceptance of new services and solutions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Great Wall's filings with the Securities and Exchange Commission, including its report on Form 10-KSB for the period ended December 31, 2004. The information set forth herein should be read in light of such risks. Neither Great Wall nor ChinaCast assumes any obligation to update the information contained in this presentation.

This material is not a substitute for the registration statement on Form S-4 that Great Wall will file with the Securities and Exchange Commission in connection with the transaction, or the proxy statement or information statement/prospectus to be mailed to Great Wall's stockholders. Investors are urged to read the proxy statement or information statement/prospectus which will contain important information about Great Wall, ChinaCast, and the proposed transaction, including detailed risk factors. The proxy statement or information statement/prospectus and other documents that will be filed by Great Wall with the Securities and Exchange Commission will be available free of charge at the SEC's website, (http://www.sec.gov), or by directing a request when such a filing is made to Great Wall Acquisition Corporation, 660 Madison Avenue, 15th Floor, New York, New York, 10021, Attention: Richard Xue. ChinaCast is a public company listed on the Main Board of the Singapore Exchange Securities Trading Limited. Copies of filings made by ChinaCast with the Singapore Exchange are available on its internet web site (http://www.sgx.com.sg).

Great Wall, ChinaCast and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement or information statement/prospectus when it becomes available.

The information concerning ChinaCast contained in this presentation has been taken from or based upon publicly available documents and records on file with the Singapore Exchange and other public sources and is qualified in its entirety by reference thereto. Great Wall does not take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by ChinaCast to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Great Wall.

Target Selection Process

- **GWAQ met ChinaCast's shareholders in February 2005 and began negotiation with key ChinaCast shareholders in May 2005**
  - Last 3 months was spent with key ChinaCast shareholders and Singapore regulators

ChinaCast Background

- **ChinaCast Communication Holdings Limited (CCHL) is a leading provider of e-learning services and educational content**
  - Steady industry growth with K-12, teachers, Universities; large opportunity with government agencies and corporate customers
  - Recurring nature of revenue
  - Strong balance sheet
  - High operating margins
- **Company listed on Singapore Stock Exchange in May 2004, but stock performed poorly despite company's performance.**

ChinaCast vs. Singapore Straits Times Index


140
130
120
110
100
90
80
70
60
50
40
May 04
Jul 04
Sep 04
Nov 04
Jan 05
Mar 05
May 05
Jul 05
Sep 05
ChinaCast Communication Holdings Ltd. (SGX:C64)
Singapore ST Index

Source: Capital IQ, October 5, 2005

Why ChinaCast Believes It is not Appreciated in Singapore

- Unique business model versus others listed on Singapore Stock Exchange
- Singapore Investors prefer companies with assets, not intellectual property
- Singapore Investors prefer large cap and Index companies

Offer from Great Wall Acquisition Corporation (GWAQ)

- **Offer to all CCHL shareholders, subject to GWAQ shareholder approval, as follows:**
  - Cash offer to sell shares to GWAQ at S$0.28 OR swap 21.29 CCHL shares for one GWAQ share (S$0.42 as of Sept 13, 2005)
  - Management of surviving entity will be current CCHL team
  - Current CCHL shareholders will be majority shareholders and control board

Great Wall Fact Sheet

- Share Price *(as of 10/5/05)*: $5.22
- Market Capitalization *(as of 10/5/05)*: approximately $28.8 million
- OTC Bulletin Board Symbols: "GWAQ", "GWAQW" and "GWAQU"
- Issued Shares: approximately 5.5 million shares (1 million of which are pre-IPO shares)
- Warrants: approximately 9.0 million
- Warrant Exercise Price: $5.00
- Cash Balance *(as of 6/30/05)*: approximately $24.0 million

ChinaCast Fact Sheet

- Share Price *(as of 10/5/05)*: S$0.27/US$0.16
- Market Capitalization *(as 10/5/05)*: Approximately S$119.3 million / US$70.6 million
- Singapore Stock Exchange Listing (C64.SI)
- Issued Shares: Approximately 441.8 million shares
- Options: Approximately 26.1 million
- Public Float: 35%
- Key Insiders: Management (30.59%), Hughes Network Systems (US) (14.25%); Intel Capital (US) (10.33%)
- Cash Balance *(as of 6/30/05)*: Approximately RMB 356.8 / US$44.1 million
- Exchange Rates *(as of 10/5/05)*:
  - US$1.00 : S$1.69
  - US$1.00 : RMB 8.09

Ownership Structure under Different Scenarios

Deal Scenarios						
% ChinaCast shareholders take cash	0%	10%	20%	30%	40%	48%
Cash used in tender	$0.0	$7.4	$14.7	$22.1	$29.5	$35.3
% ChinaCast shareholders take Great Wall share	100%	90%	80%	70%	60%	52%
ChinaCast						
Actual						
Current stock price	$0.16	$0.16	$0.16	$0.16	$0.16	$0.16
Shares outstanding	441.8	441.8	441.8	441.8	441.8	441.8
Market value	$71.0	$71.0	$71.0	$71.0	$71.0	$71.0
Cash position (as of 6/30/05)	$44.1	$44.1	$44.1	$44.1	$44.1	$44.1
Enterprise value	$26.9	$26.9	$26.9	$26.9	$26.9	$26.9
Proposed						
Offered stock price	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25
Market capitalization	$110.0	$99.0	$88.0	$77.0	$66.0	$57.2
Enterprise value	$65.9	$54.9	$43.9	$32.9	$21.9	$13.1
Converted Great Wall share	20.8	18.7	16.6	14.5	12.5	10.8
Great Wall						
Current stock price	$5.30	$5.30	$5.30	$5.30	$5.30	$5.30
Shares outstanding	5.5	5.5	5.5	5.5	5.5	5.5
Warrants exercised	0.0	0.0	0.0	0.0	0.0	0.0
Total shares + warrants	5.5	5.5	5.5	5.5	5.5	5.5
Market value	$29.2	$29.2	$29.2	$29.2	$29.2	$29.2
Cash position (as of 6/30/05)	$24.0	$24.0	$24.0	$24.0	$24.0	$24.0
Enterprise value	$5.3	$5.3	$5.3	$5.3	$5.3	$5.3
Pro-Forma Combined Entity						
Share price	$5.30	$5.30	$5.30	$5.30	$5.30	$5.30
Shares outstanding	26.3	24.2	22.1	20.0	18.0	16.3
Market capitalization	$139.2	$128.2	$117.2	$106.2	$95.2	$86.4
Cash position	$68.1	$60.7	$53.4	$46.0	$38.6	$32.7
Enterprise value	$71.1	$67.5	$63.9	$60.2	$56.6	$53.7
Ownership Structure						
Original Great Wall stockholders	21%	23%	25%	28%	31%	34%
Original ChinaCast stockholders	79%	77%	75%	72%	69%	66%

Analysis is as of Sept 13, 2005 when the offer was announced
Analysis excludes ChinaCast's 26M options and Great Wall's 9M warrants

ChinaCast Historical Financials (IAS* Not GAAP basis)

ChinaCast Income Statement – As Reported in IAS

(values in thousands of $USD)	Year Ended 2002A	Year Ended 2003A	Year Ended 2004A	Three Months Ended 3/31/05	Three Months Ended 6/30/05
Revenue	$ 9,357	$ 9,261	$ 9,070	$ 2,197	$ 2,122
Growth Rate		*-1%*	*-2%*		
Gross Profit	5,201	5,104	5,051	1,269	1,208
Gross Profit Margin	*55.6%*	*55.1%*	*55.7%*	*57.8%*	*56.9%*
Service Fee	(88)	2,768	3,956	1,117	1,548
Consolidated Operating Profit	2,188	5,458	6,182	1,653	1,829
Operating Margin	*23.4%*	*58.9%*	*68.2%*	*75.2%*	*86.2%*
Net Income	1,330	3,806	4,952	1,258	1,436
Net Income Margin	*14.2%*	*41.1%*	*54.6%*	*57.2%*	*67.7%*

ChinaCast Income Statement – IAS adjusted to consolidate Satellite Operating Entity

(values in thousands of $USD)	Year Ended 2002A	Year Ended 2003A	Year Ended 2004A	Three Months Ended 3/31/05	Three Months Ended 6/30/05
Revenue	$ 10,972	$ 14,895	$ 17,044	$ 4,180	$ 4,381
Growth Rate		*36%*	*14%*		
Gross Profit	Data not publicly available on the Singapore Exchange			2,600	2,988
Gross Profit Margin				*62.2%*	*68.2%*
Consolidated Operating Profit				1,663	1,836
Operating Margin				*39.8%*	*41.9%*
Net Income	1,330	3,806	4,952	1,258	1,436
Net Income Margin	*12.1%*	*25.5%*	*29.1%*	*30.1%*	*32.8%*

Based on historical currency exchange rate: 1 USD = 8.27 CNY

* Results as reported in Singapore and prepared in accordance with International Accounting Standards "IAS" not GAAP

ChinaCast

China's Leading E-Learning Services and Educational Content Provider

October 2005

双威
ChinaCast

Cautionary Statements

This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward looking statements are statements that are not historical facts. Such forward-looking statements about Great Wall, ChinaCast and their combined business after completion of the proposed acquisition, based upon the current beliefs and expectations of Great Wall's and ChinaCast's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward looking statements: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which ChinaCast is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of e-learning services and content; timing, approval and market acceptance of new services and solutions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Great Wall's filings with the Securities and Exchange Commission, including its report on Form 10-KSB for the period ended December 31, 2004. The information set forth herein should be read in light of such risks. Neither Great Wall nor ChinaCast assumes any obligation to update the information contained in this presentation.

This material is not a substitute for the registration statement on Form S-4 that Great Wall will file with the Securities and Exchange Commission in connection with the transaction, or the proxy statement or information statement/prospectus to be mailed to Great Wall's stockholders. Investors are urged to read the proxy statement or information statement/prospectus which will contain important information about Great Wall, ChinaCast, and the proposed transaction, including detailed risk factors. The proxy statement or information statement/prospectus and other documents that will be filed by Great Wall with the Securities and Exchange Commission will be available free of charge at the SEC's website, (http://www.sec.gov), or by directing a request when such a filing is made to Great Wall Acquisition Corporation, 660 Madison Avenue, 15th Floor, New York, New York, 10021, Attention: Richard Xue. ChinaCast is a public company listed on the Main Board of the Singapore Exchange Securities Trading Limited. Copies of filings made by ChinaCast with the Singapore Exchange are available on its internet web site (http://www.sgx.com.sg).

Great Wall, ChinaCast and their respective directors, and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation will be set forth in the proxy statement or information statement/prospectus when it becomes available.

The information concerning ChinaCast contained in this presentation has been taken from or based upon publicly available documents and records on file with the Singapore Exchange and other public sources and is qualified in its entirety by reference thereto. Great Wall does not take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by ChinaCast to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Great Wall.

双威 ChinaCast

Corporate Overview

- **Established in 1999 by HK-listed Technology Venture Holdings and Chairman Yin Jian Ping to provide nationwide broadband internet services using satellite technology**
  - Headquartered in Beijing, with offices in Shanghai, Hong Kong and Singapore; over 160 employees
  - Strategic investors include Hughes Network Systems (US) and Intel Capital (US)
- **Focus on the fast growing PRC education service industry to capitalize on:**
  - New government regulations in what had recently been a highly regulated, highly controlled market – open only to Chinese nationals
  - The availability of readily available content
  - The development of a nationwide broadband network and payment collection infrastructure
- **Profitable since FY2002, with FY2004 revenues of US$17.6M* and net profit of US$5.1M* under combined accounts filed in Singapore Stock Exchange**
  - Strong balance sheet with $44M cash and no debt, prior to GWAQ transaction
- **Raised US$30M via IPO on Singapore Stock Exchange, May 2004**

* Results as reported in Singapore and prepared in accordance with International Accounting Standards "IAS" not GAAP

双威 ChinaCast

Unique Investment Considerations

- **Leading provider of e-learning services and content in the world's largest and fastest growing education market**
  - First mover advantage, leading market share with over 20 universities signed
  - Delivering educational content services to over 8,000 K-12 schools, government agencies and corporate office locations
  - Recent growth driven from roll-out of distance learning solutions; currently educating over 106,000 higher education students from 20 universities

- **Satellite, ISP and ICP operating licenses are now difficult to obtain**
  - Education companies do NOT have nationwide telecom licenses and telecom companies do NOT have the education partnerships - ChinaCast has both.

- **Highly scalable, capital efficient, recurring revenue business model**

双威 ChinaCast

Management Team Has Extensive Experience Working With Public Shareholders; Recognizes the Importance of Corporate Governance and Shareholder Values

Yin Jian Ping	Chairman and President	Tibet Finance Ministry
Ron Chan	Chief Executive Officer	TVH Founder, Unisys
Li Wei	Chief Operations Officer	Orient Satellite
Tony Sena	Chief Finance Officer	Fujitsu
David Sun	Chief Technology Officer	Gilat
Michael Santos	VP, Strategic Bus. Dev.	Hughes
Jim Ma	VP, Corporate Finance	Lippo Securities
Liu Baoqian	VP, Higher Education Sector	China Online
Jones Chen	VP, Enterprise Sector	Hughes
Wang Li Ping	VP, Government Sector	China Radio

双威 ChinaCast

China Education Market Opportunity

- **Largest in the world with over 750,000 primary and secondary schools, 280 million students and 10 million teachers**
  - In addition, it is estimated that over 700m workers will require annual continuing/career education to improve their job skills.
- **Total annual government spending on education will reach US$90B by 2005.**
  - This represents only 3.2% of GDP; developed countries spend an average of 5.4% of GDP on education
  - The PRC will increase spending to 4.5% of GDP over the next 3 years which will increase spending to approximately US$135B
- **Spending will focus on the postsecondary market because insufficient infrastructure prevents roughly 90% of eligible students from attending college.**

Post Secondary Enrollment (millions of students)



32
30
28
26
24
22
20
18
16
14
12
10
8
2001
2002
2003
2004
2005P
2006P
US
China

•US Dept. of Education, PRC Min. of Education

China Education Market Opportunity

- **E-learning is well suited to the PRC as it has high internet growth and is quickly shifting *from an elite education system to a mass education system.***

- **The government is now encouraging private investment. Private schools are growing rapidly but lack professional management and quality curriculum – *creating an opportunity for high quality, for profit education.***


Investment in E-Learning in China
US$M
$2,400
$2,000
$1,600
$1,200
$800
$400
$0
$352
$636
$1,029
$1,529
$2,355
2001
2002
2003P
2004P
2005P


# of Private Schools
% of Private to Public Schools
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
8%
7%
6%
5%
4%
3%
2%
1%
0%
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Source: CERNET, China Education Year Book

双威 ChinaCast

ChinaCast Nationwide E-Learning Network

- **Leading provider of distance learning solutions, education content and enterprise networking services in China**



ASIASAT 3S
UP TO 45 Mbps
UP TO 256 Mbps
DDN 34 Mbps
INTERNET
BRANCH OFFICE
REMOTE CLASSROOM
SOFTWARE+ APPLICATIONS
COURSEWARE
NEWS+ REFERENCE MATERIAL
TRAINING STUDIO
LECTURER

Products and Services

Our Proprietary E-Learning Platform, Nationwide Broadband Access Network and Ability to Generate Educational Content Uniquely Addresses Our Customer's Requirements

- E-Learning Services
  - **University Distance Learning Solutions**
  - **Government and Corporate Training Solutions**
  - **Nationwide broadband network, e-Learning platform, education software applications and system integration services**

- Educational Content
  - **K-12 Educational Content Solutions**
  - **Teacher.com.cn Teacher Training Portal**
  - **IT, Business, English and Vocational Training Multimedia Content**

双威 ChinaCast

Our Interactive Distance Learning Software Platform

Live Video

Course Material/ White Board


双威通讯网络有限公司
远程教学系统解决方案

Attendance Monitoring

Instant Messaging/ IP Voice

Over 106,000 university users; 30 channels broadcast per day

双威 ChinaCast

K-12 and Vocational Multimedia Education Content


双威华教卫星宽频互动教育资源系统
小三数学>笔算除法（二）>媒体素材（FLASH）
小六语文>为人民服务>教学指导
小二数学>表内除法一（除法的初步认识）>媒体素材
小三数学>笔算除法（二）>媒体素材（FLASH）
请在投课前半小时开机
播出目录
高中
初中
小学

Over 1,000 GB Database of Training Content - Online Subscriptions to over 8,000 Schools

www.teacher.com.cn
Continuing Education Training Portal



创造优秀教师的先进教育平台
会员登录
个人服务区
交流中心
首页
学历教育
教师培训
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教研指导
2005-03-03
教育部远程教师非学历培训试点专栏
新理念 新课程 新技术 师德教育
学习园地
地方版
教育信息
交流中心
学历教育
东北师范大学网络教育学院

Over 40,000 Teachers Subscribed

双威 ChinaCast

Customer List

- **University Customers**
  - Beijing Aerospace and Aeronautics University
  - Peking University – School of Pharmaceutical Science
  - China Medical University
  - Southwest Normal University
  - Northeast Agriculture University
  - Sha'anxi Normal University
  - Beijing Science & Technology University
  - Northeast Normal University
  - Northwest Polytechnic University
  - Hunan University of Science & Technology
  - Xian Jiaotong University
  - Harbin Industrial University
  - Xian Electronic Technology University
  - Lanzhou University
  - Northwest University
  - China Southern Normal University
  - University of Maryland Smith School of Business
  - Canadian Institute of Business and Technology

- **Government/Enterprise**
  - Ministry of Labor and Social Welfare
  - China Coal Industry Association
  - Beijing Great Wall IT School
  - Beijing Fulade Mgmt Training School
  - Dell English School
  - Taikang Insurance
  - Hunan Postal Authority
  - Liaoning Power
  - Chongqing Coal

- **K-12 Customers**
  - Beida Middle School
  - Hunan Provincial Education Dept.
  - Heibei Provincial Education Dept.
  - Teacher.com.cn
  - Middle China Normal University High School
  - Ankang Children's Foundation

双威 ChinaCast

Distance Learning Services Driving Near Term Growth

Year End	2004	Quarter end 6/05	Quarter end 9/05
Total # Universities with MOE E-Learning Degree Approval	68	68	68
CCHL Under Contract	15	15	20
CCHL Under Revenue	8	10	16
# E-Learning Students Enrolled	82,000	86,000	106,000

- In 2004, the PRC Ministry of Education had authorized 68 universities (out of 1,530 total) to provide distance learning degree programs (from 42 universities in 2003)

双威 ChinaCast

ChinaCast Distance Learning University Student Enrollment Growth


No. of Students
120,000
100,000
80,000
60,000
40,000
20,000
0
110% CAGR
2002
2003
2004
2005

Case Study: Beijing University of Aeronautics & Astronautics (Beihang)

- **Beihang is one of the top 10 universities with 36,000 resident students and 20,000 E-Learning students**
  - E-Learning courses include law, accounting, IT, management, commerce and marketing
- **ChinaCast has JV with Beihang to provide e-learning infrastructure, operations and capital support while Beihang provides education resources**
  - ChinaCast receives revenue split of 20% of each e-learning student's tuition fee
  - Currently over 20,000 E-Learning students in 120 remote classrooms

Beihang E-Learning Student Growth



35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2002
2003
2004
2005
2006P
2007P
2008P

双威
ChinaCast

Key Financial Highlights

- **Note following numbers are combined financial information filed in SGX NOT US GAAP**
- **Difference with US GAAP accounts**
  - A branch entity was not consolidated under US GAAP therefore affecting historical recognition of revenue and expenses
  - Expensing stock options in 2004

双威 ChinaCast

Strong Financial Growth


RMB million
200
150
100
50
0
-50
66.0%
64.0%
62.0%
60.0%
58.0%
56.0%
54.0%
52.0%
50.0%
FY 2001
FY 2002
FY 2003
FY 2004
Profit
Revenue
Gross Margin

* Results per IAS, not US GAAP

双威 ChinaCast

Growth Strategy

- **Achieve high annual revenue growth by strengthening existing business units**
  - **Superior execution in marketing and student retention**
  - **Leverage existing relationships to expand nationwide network of classrooms and curriculum**

- **Strategic acquisitions, especially in traditional (i.e. bricks and mortar) schools, e-learning technology and international content partnerships**
  - **Build largest for profit traditional and e-learning company with special focus on the post-secondary consumer education market:**
    - **English Training ($2B in 2004, 30% growth)***
    - **IT Training ($600M in 2004, 40% growth)****
    - **Business Skills Training ($1.1B in 2004, 30% growth)***

双威 ChinaCast

* CCID Research
** IDC Research

It's a big country – someone has to educate it!



Thank You

Q & A